The9 Limited

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 200080

People’s Republic of China

January 10, 2023

VIA EDGAR

Ms. Taylor Beech

Ms. Kate Beukenkamp

Office of Trade & Services

Division of Corporate Finance

100 F Street, NE

Washington, D.C., 20549

Re:	The9 Limited (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2021 Filed May 2, 2022 File No. 001-34238

Dear Ms. Beech and Ms. Beukenkamp,

This letter sets forth the Company’s responses to the comments contained in the letter dated December 23, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on May 2, 2022 (the “2021 Form 20-F”) and the Company’s responses to the Staff’s comments regarding the 2021 Form 20-F filed on October 21, 2022. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Correspondence Filed October 21, 2022

Item 3. Key Information, page 3

1.	We note your response to comment 6. Please revise the diagram of your corporate structure to remove the arrows from the dotted line representing the contractual arrangements of the VIE and identify the person who owns the equity in the VIE. In addition, please include in Item 3 comparable descriptions of the Exclusive Technical Service Agreement, the Shareholder Voting Proxy Agreement, the Call Option Agreement, the Loan Agreement, and the Equity Pledge Agreements to the descriptions on pages 128-129 where you discuss the contractual arrangements with the VIE to ensure such descriptions are prominently disclosed.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclose:

Securities and Exchange Commission
January 10, 2023

Pages 3 and 97:

The following diagram illustrates our organizational structure, the place of formation, ownership interest of each of our significant subsidiaries and material variable interest entity as of the date of this annual report:

The9 Limited
(Cayman Islands)
100%
9City Asia Limited
(Hong Kong)
100%
NBTC Limited
(Hong Kong)
100%
NFTStar
Singapore Pte.
Ltd.
100%
China Crown Technology
Limited
(Hong Kong)
100%
GameNow.net (Hong
Kong) Limited
(Hong Kong)
100%
NFTSTAR Hong Kong
Ltd.
100%
NFTSTAR US Inc.
100%
China The9 Interactive
Limited
(Hong Kong)
Offshore
Onshore PRC
100%
Hangzhou Niuxin
Technology Co., Ltd.
100%
Hui Ling Computer
Technology Consulting
(Shanghai) Co., Ltd
Shanghai The9
Information Technology
Co., Ltd
("Shanghai IT")
Equity interest
Contractual arrangements

Note:       The shareholders of Shanghai IT are Mr. Wei Ji and Mr. Qi Wang, each owning 64% and 36% of Shanghai IT’s equity interest, respectively. Mr. Wei Ji and Mr. Qi Wang are two of our employees.

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Current PRC laws and regulations impose substantial restrictions on foreign ownership of entities involved in ICP in China. Therefore, we conduct part of our activities through a series of agreements with Shanghai IT, the variable interest entity. Shanghai IT holds the requisite licenses and approvals for conducting ICP-related businesses in China. Shanghai IT is owned by our employees Wei Ji, who acquired his equity interests in Shanghai IT from Jun Zhu in November 2011, and our employee Qi Wang, who acquired his equity interests in Shanghai IT from Zhimin Lin in December 2021.

Securities and Exchange Commission
January 10, 2023

We have obtained the exclusive right to benefit from Shanghai IT’s licenses and approvals. In addition, through a series of contractual arrangements with Shanghai IT and its shareholders, we are able to direct and conduct business operations through contractual arrangements with Shanghai IT. We believe that the individual shareholders of Shanghai IT will not receive material personal benefits from these agreements except as shareholders or employees of The9 Limited. Despite the lack of legal majority ownership, we are able to direct the activities of and derive economic benefits from the consolidated variable interest entity and therefore our Cayman Island holding company is considered the primary beneficiary of the consolidated variable interest entity for accounting purposes and consolidates the variable interest entity and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the consolidated variable interest entity as a consolidated entity under U.S. GAAP and we consolidate the financial results of the consolidated variable interest entity in our consolidated financial statements in accordance with U.S. GAAP. Neither The9 Limited nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entity, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entity.

We do not believe we could have obtained these agreements, taken as a whole, from unrelated third parties. Because of the uncertainty relating to the legal and regulatory environment in China, the terms of most of the agreements were not defined unless terminated by the parties thereto. According to our PRC counsel, Grandall Law Firm, subject to the interpretation and implementation of the GAPP Circular and the Network Publication Measures, these agreements, except those that have already been terminated, are valid, binding and enforceable under the current laws and regulations of China. The principal provisions of these agreements are described below.

Exclusive Technical Service Agreement. We provide Shanghai IT with technical services for the operation of computer software and related businesses, including the provision of systematic solutions for the operation of Internet websites, the rental of computer and Internet facilities, daily maintenance of Internet servers and databases, the development and update of relevant computer software, and all other related technical and consulting services. Shanghai IT pays service fees equivalent to 90% of profits after deduction of validated costs by the contracting parties to us. We are the exclusive provider of these services to Shanghai IT. According to the relevant PRC rules and regulations, related party transactions should be negotiated at the arm’s length basis and apply reasonable transfer pricing methods. However, the determination of service fees is under the sole discretion of us. This agreement shall remain in force indefinitely unless the parties agree in writing to terminate in advance.

Shareholder Voting Proxy Agreement. Each of the shareholders of Shanghai IT has entered into a shareholder voting proxy agreement with us, under which each shareholder of Shanghai IT irrevocably grants any third party designated by us the power to exercise all voting rights to which he/she is entitled as a shareholder of Shanghai IT, including the right to attend shareholders meetings, to exercise voting rights and to appoint directors, a general manager, and other senior management of Shanghai IT. The power of proxy is irrevocable and may only be terminated at our discretion.

Securities and Exchange Commission
January 10, 2023

Call Option Agreement. We entered into a call option agreement with each of the shareholders of Shanghai IT, under which the parties irrevocably agreed that, at our sole discretion, we and/or any third party designated by us will be entitled to acquire all or part of the equity interest in Shanghai IT, to the extent permitted by the then-effective PRC laws and regulations. The consideration for such acquisition will be the price equal to the lower of the amount of the registered capital of Shanghai IT and the minimum amount permissible by the then-applicable PRC law. The shareholders of Shanghai IT have also agreed not to enter into any transaction, or fail to take any action, that would substantially affect the assets, liabilities, equity, operations or other legal rights of Shanghai IT without our prior written consent, including, without limitation, declaration and distribution of dividends and profits; sale, assignment, mortgage or disposition of, or encumbrances on, Shanghai IT’s equity; merger or consolidation; creation, assumption, guarantee or incurrence of any indebtedness; entering into other materials contracts. This agreement shall not expire until such time as we acquire all equity interests of Shanghai IT subject to applicable PRC laws.

Loan Agreement. From 2002 to May 2005, we provided an aggregate of RMB23.0 million in loan to the then shareholders of Shanghai IT, namely Jun Zhu and Yong Wong, for the purposes of capitalizing and increasing the registered capital of Shanghai IT. Such loan agreement was assumed by the current shareholders of Shanghai IT when Jun Zhu transferred the equity interest in Shanghai IT to Wei Ji in 2011 and Yong Wang transferred the equity interests in Shanghai IT to Zhimin Lin in 2014. Zhimin Lin transferred the equity interests in Shanghai IT to Qi Wang in 2022. In May 2019, we terminated such loan agreement and entered into a new loan agreement among the shareholders of Shanghai IT and Shanghai Hui Ling, our subsidiary. Pursuant to the terms of this new loan agreement, we granted an interest-free loan to each shareholder of Shanghai IT for the explicit purpose of making a capital contribution to Shanghai IT.

The loans have an unspecified term and will remain outstanding for the shorter of the duration of Shanghai Hui Ling or that of the Shanghai IT, or until such time that we elect to terminate the agreement (which is at our sole discretion) at which point the loans are payable on demand. Such loans shall only become immediately due and payable when we send a written notice to the borrowers requesting repayment. In December 2021, Zhimin Lin, Qi Wang, Wei Ji, Shanghai Hui Ling, and Shanghai IT entered into a Transfer Agreement of Contract Interest, where all contract interest of Zhimin Lin under the loan agreement has been transferred to Qi Wang. Currently, Qi Wang and Wei Ji have pledged all of their equity interests in Shanghai IT in favor of us under the equity pledge agreements. In the event of a breach of any term in the loan agreement or any other agreement by either Shanghai IT or its shareholders, we will be entitled to enforce our rights as a pledgee under the agreement.

Equity Pledge Agreements. To secure the full performance by Shanghai IT or its shareholders of their respective obligations under the Shareholder Voting Proxy Agreement, the Call Option Agreement and the Loan Agreement, the shareholders of Shanghai IT have pledged all of their equity interests in Shanghai IT in favor of us under two equity pledge agreements. In addition, the dividend distributions to the shareholders of Shanghai IT, if any, will be deposited in an escrow account over which we have exclusive control. The pledge shall remain effective until all obligations under such agreements have been fully performed. The shareholders have the obligation to maintain ownership and conduct business operations with the pledged equity. Under no circumstances, without our prior written consent, may any shareholder transfer or otherwise encumber any equity interests in Shanghai IT. If any event of default as provided for therein occurs, Shanghai Hui Ling, as the pledgee, will be entitled to dispose of the pledged equity interests through transfer or assignment and use the proceeds to repay the loans or make other payments due under the above loan agreement up to the loan amounts. Each of the shareholders of Shanghai IT has registered the pledge of its equity interests with the relevant local administration for market regulation pursuant to the PRC Property Rights Law. In the event of a breach of any term in the above agreements by either Shanghai IT or its shareholders, we will be entitled to enforce our pledge rights over such pledged equity interests to compensate for any and all losses suffered from such breach.

Securities and Exchange Commission
January 10, 2023

2.	We note your response to comment 7. Here and in your risk factor on page 45, please further revise to explicitly state whether your former auditor, who issued an audit report included in your annual report, is subject to the determinations announced by the PCAOB on December 16, 2021.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with additions shown as underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response.

Page 1:

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but not limited to, the following:

. . .

•	Our ADSs may be prohibited from trading in the United States under the HFCA Act ~~in 2024~~ if the PCAOB is unable to inspect or investigate completely auditors located in Chinese mainland and Hong Kong ~~China, or in 2023 if proposed changes to the law are enacted~~. The delisting of the ~~our~~ ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See the risk factor on page 45 for details;

. . .

Page 5:

Securities and Exchange Commission
January 10, 2023

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act

~~The~~ Pursuant to the Holding Foreign Companies Accountable Act, or the HFCA Act, ~~was enacted on December 18, 2020. Pursuant to the HFCA Act,~~ if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board (United States), or the PCAOB, for two ~~three~~ consecutive years ~~beginning in 2021~~, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB ~~is~~ was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong ~~China~~. Our former independent registered public accounting firm, Grant Thornton Zhitong Certified Public Accountants LLP (formerly known as Grant Thornton), whose audit report is included in this annual report on Form 20-F, is located in Chinese mainland ~~China~~, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our former auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States. Our former auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and was historically not inspected by the PCAOB before 2022. Our current independent registered public accounting firm, RBSM LLP (“RBSM”), whose audit report is included in this annual report on Form 20-F, is headquartered in New York, New York, and has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our current auditor. Our current auditor is not headquartered in Chinese mainland or Hong Kong ~~China~~ and was not identified as a firm subject to the PCAOB determinations announced on December 16, 2021 and as of the filing date of this annual report. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. ~~Notwithstanding the foregoing, in the future, there can be no assurance as to whether the PCAOB will expand the scope of the registered public accounting firms that it is unable to inspect or investigate completely, or whether we may be subject to other regulatory requirements that adversely affect our ability to comply with the HFCA Act. In accordance with the HFCA Act, our securities may be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China for three consecutive years, or for two consecutive years if proposed changes to the law, or the Accelerating Holding Foreign Companies Accountable Act, are enacted. As a result, the Nasdaq may determine to delist our securities. The related risks and uncertainties could cause the value of the ADSs to significantly decline. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in China.~~ For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB may be unable to inspect or investigate completely our auditor in relation to their audit work performed for our financial statements. If the PCAOB is unable to conduct such inspection, our investors would be deprived of the benefits of such inspection” and “—Our ADSs may be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or investigate completely auditors located in Chinese mainland and Hong Kong ~~China~~, or in 2023 if proposed changes to the law are enacted. The delisting of the ~~our~~ ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Securities and Exchange Commission
January 10, 2023

Page 44:

The PCAOB may be unable to inspect or ~~fully~~ investigate completely our auditor in relation to their audit work performed for our financial statements. If the PCAOB is unable to conduct such inspection, our investors would be deprived of the benefits of such inspection.

Our former and current auditors, the independent registered public accounting firms that issue the audit report included elsewhere in this annual report, as auditors of companies with securities that are traded publicly in the United States and firms registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. Our former auditor~~, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report,~~ is located in Chinese mainland ~~China~~, a jurisdiction where the PCAOB was historically ~~has been~~ unable to conduct inspections and investigations completely before 2022. ~~without the approval of the Chinese authorities, our~~ Our former auditor was subject to the determinations announced by the PCAOB on December 16, 2021. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in Chinese mainland and Hong Kong in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of Chinese mainland and Hong Kong that are subject to the PCAOB inspections. ~~is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States. Our current auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards.~~ Our current independent registered public accounting firm, RBSM LLP (“RBSM”)~~, whose audit report is included in this annual report on Form 20-F,~~ is headquartered in New York, New York, and has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our current auditor. Our current auditor is not headquartered in Chinese mainland or Hong Kong ~~mainland China or Hong Kong~~ and was not identified ~~in the report~~ as a firm subject to the PCAOB determinations announced on December 16, 2021 and as of the filing date of this annual report. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese mainland and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in the ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. ~~Notwithstanding the foregoing, in the future, there can be no assurance as to whether if either there is any regulatory change or step taken by the PRC regulators that does not permit RBSM to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation or the PCAOB will expands the scope of the Determination registered public accounting firms that it is unable to inspect or investigate completely, or whether we may be subject to other regulatory requirements that adversely affect our ability to comply with the HFCA Act. so that we are subject to the HFCA Act, as the same may be prohibited under the HFCA Act. We cannot assure you It is possible that the PCAOB is unable will be able to conduct inspection of audit working papers related to us at all times without the approval of the Chinese authorities. If this is the case, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspection of audit working paper related to us also makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures performed in their audit on our financial statements as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.~~

~~On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms in China. However, uncertainties exist with respect to the implementation of this framework and there is no assurance that the PCAOB will be able to execute, in a timely manner, its future inspections and investigations in a manner that satisfies the Statement of Protocol.~~

Securities and Exchange Commission
January 10, 2023

Page 45:

~~If the PCAOB is unable to conduct such inspections, o~~ Our ADSs ~~will~~ may be prohibited from trading in the United States under the ~~Holding Foreign Companies Accountable Act, or the~~ HFCA Act~~, in 2024~~ if the PCAOB is unable to inspect or investigate completely auditors located in Chinese mainland and Hong Kong ~~China, or in 2023 if proposed changes to the law are enacted~~. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

~~The~~ Pursuant to the Holding Foreign Companies Accountable Act, or the HFCA Act, ~~was signed into law on December 18, 2020. The HFCA Act states~~ if the SEC determines that we have filed audit reports issued by an independent registered public accounting firm that has not been subject to inspections by ~~of~~ the PCAOB for two ~~three~~ consecutive years ~~beginning in 2021~~, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. ~~On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCA Act, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years.~~

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was ~~is~~ unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong ~~mainland China and Hong Kong SAR~~. Our former auditor is located in Chinese mainland ~~China~~, a jurisdiction where the PCAOB was historically ~~has been~~ unable to conduct inspections and investigations completely before 2022. ~~without the approval of the Chinese authorities.~~ Our former auditor was subject to the determinations announced by the PCAOB on December 16, 2021. Our current auditor is not headquartered in Chinese mainland or Hong Kong ~~mainland China or Hong Kong~~ and was not identified ~~in the report~~ as a firm subject to the PCAOB determinations announced on December 16, 2021 and as of the filing date of this annual report. Our current auditor has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our current auditor. On December 15, 2022, the PCAOB removed Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022. ~~Notwithstanding the foregoing, in the future, there can be no assurance as to whether if either there is any regulatory change or step taken by the PRC regulators that does not permit RBSM to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation or the PCAOB will expands the scope of the Determination registered public accounting firms that it is unable to inspect or investigate completely, or whether we may be subject to other regulatory requirements that adversely affect our ability to comply with the HFCA Act. so that we are subject to the HFCA Act, as the same may be prohibited under the HFCA Act. We cannot assure you It is possible that the PCAOB is unable will be able to conduct inspection of audit working papers related to us at all times without the approval of the Chinese authorities. In accordance with the HFCA Act, our securities may be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China for three consecutive years, or for two consecutive years if proposed changes to the law, or the Accelerating Holding Foreign Companies Accountable Act, are enacted. As a result, the Nasdaq may determine to delist our securities.~~

~~On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in China. However, W whether the PCAOB will be able to conduct inspections of audit working papers related to us PCAOB-registered public accounting firms headquartered in China before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control.~~ Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCA Act, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. ~~Such a~~ A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Securities and Exchange Commission
January 10, 2023

~~On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. Furthermore, on December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCA Act, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years.~~

Cash and Asset Flows through Our Organization, page 5

3.	We note your response to comment 8. Please further revise your proposed disclosure to provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with additions shown as underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response.

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Cash and Asset Flows through Our Organization

. . .

Pursuant to the Exclusive Technical Service Agreement between our wholly-owned PRC subsidiaries and the variable interest entity, the amount of service fee shall be calculated in such manner as determined by both the variable interest entity and our wholly-owned PRC subsidiaries from time to time based on the nature of service and paid monthly. Considering the future operating and cashflow needs of the variable interest entity, for the years ended December 31, 2020, 2021 and 2022, our wholly-owned PRC subsidiaries agreed not to charge any service fees from the variable interest entity. As a result, no payments were made by the variable interest entity under this agreement.

Securities and Exchange Commission
January 10, 2023

For details of the financial position, cash flows, and results of operations of our consolidated variable interest entities, see “—Financial Information Related to Our Consolidated Variable Interest Entity” and pages F-29 to F-32 of this annual report on Form 20-F.

. . .

Permissions Required from the PRC Authorities for Our Operations, page 5

4.	We note your revised disclosure in response to comment 11 that you, your PRC subsidiaries and the VIE have not been asked to obtain or were denied “such” permissions by any PRC authority. Please further revise to clarify whether any permissions or approvals have been denied by any PRC authority, as the disclosure appears to only speak to the CAC and CSRC authorities.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response.

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Permissions Required from the PRC Authorities for Our Operations

. . .

Furthermore, as advised by Grandall Law Firm, our PRC legal counsel, under current PRC laws, regulations and regulatory rules currently in effect, as of the date of this annual report, we, our PRC subsidiaries and the ~~our~~ consolidated variable interest entity ~~may be~~ (i) are not required to fulfill filing procedures and obtain approval from the China Securities Regulatory Commission, or the CSRC, ~~in connection with offering and listing in an overseas market, and may be~~ (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, ~~and~~ (iii) have not been asked to obtain or were denied such permissions by ~~any PRC authority.~~ the CSRC or the CAC, and (iv) have not been required to apply for, nor have we been denied, any permission or approval from any other PRC government authority. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. If we fail to obtain the relevant approval or complete other filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related ~~ing~~ to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “—Risks Related to Our Company and Our Industry—Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.”

D. Risk Factors

Risk Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to the variable interest entity..., page 36

5.	We note your response to comment 5. Similarly, please revise your first risk factor to state that the value of your shares may significantly decline or become worthless. We note your existing disclosure in paragraph four of this risk factor.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response.

Securities and Exchange Commission
January 10, 2023

Page 36:

If the PRC government ~~deems~~ determines that the contractual arrangements constituting part of the variable interest entity structure do not comply with PRC ~~regulatory restrictions on foreign investment in the relevant industries~~ laws and regulations, or if these laws and regulations ~~or the interpretation of existing regulations~~ change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

. . .

However, we are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entity and we conduct our operations in China primarily through the consolidated variable interest entity with which we have maintained contractual arrangements. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the consolidated variable interest entity in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government ~~deems~~ determines that ~~our~~ the contractual arrangements constituting part of ~~with~~ the variable interest entity structure do not comply with PRC laws and regulations ~~regulatory restrictions on foreign investment in the relevant industries~~, or if these laws and regulations ~~or the interpretation of existing regulations~~ change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and ~~our shares~~ the securities we are registering may significantly decline in value or become worthless, if the determinations, changes, or interpretations result in our inability ~~we are unable~~ to assert ~~our~~ contractual control ~~rights~~ over the assets of ~~our PRC subsidiaries~~ the consolidated variable interest entity. Our holding company in the Cayman Islands, the consolidated variable interest entity, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entity and, consequently, significantly affect the financial performance of the consolidated variable interest entity and our company as a group.

. . .

Your ability to bring an action against us..., page 64

6.	Please revise this risk factor to address how many of your directors and officers are located in China.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Securities and Exchange Commission
January 10, 2023

Page 64:

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct a substantial portion of our operations in China and because the majority of our directors and officers reside outside of the United States.

We are an exempted company incorporated in the Cayman Islands, substantially all of our assets are located in the U.S. For assets located in China, we conduct a substantial portion of our operations through our wholly-owned subsidiaries and variable interest entity in China. Most of our directors and officers reside outside of the United States and most of the assets of those persons are located outside of the United States. As of the date of this annual report, all of our directors and officers are located in China. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Current PRC laws and regulations impose substantial restrictions on foreign ownership..., page 83

7.	We note your revised disclosure in response to comment 12. Please revise for consistency with the disclosure to be included in Item 3 that you provided in response to comment 11. In this regard, we note that your proposed disclosure on page 83 states that you, your PRC subsidiaries, and the VIE both “may be” and “are not” subject to certain regulations, whereas your proposed disclosure in response to comment 11 states that such entities “are not” subject to those regulations. In addition, your proposed disclosure on page 83 suggests that your PRC counsel only advised you with respect to CAC matters, whereas your proposed disclosure in response to comment 11 suggests that your PRC counsel advised you with respect to both CAC and CSRC matters.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response.

Securities and Exchange Commission
January 10, 2023

Current PRC laws and regulations impose substantial restrictions on foreign ownership of the online gaming and ICP businesses in China. We previously conducted our online gaming and ICP businesses in China through contractual arrangements with Shanghai IT, the variable interest entity. Shanghai IT is owned by Qi Wang and Wei Ji, both of whom are PRC citizens.

In the opinion of our PRC counsel, Grandall Law Firm, subject to the interpretation and implementation of the GAPP Circular and the Network Publication Measures, the ownership structure and the business operation models of our PRC subsidiaries and the variable interest entity comply with all applicable PRC laws, rules and regulations, and no consent, approval or license is required under any of the existing laws and regulations of China for their ownership structure and business operation models except for those which we have already obtained or which would not have a material adverse effect on our business or operations as a whole. Furthermore, as advised by Grandall Law Firm, our PRC legal counsel, under current PRC laws, regulations and regulatory rules currently in effect, as of the date of this annual report, we, our PRC subsidiaries and the consolidated variable interest entity ~~may be~~ (i) are not required to fulfill filing procedures and obtain approval from the China Securities Regulatory Commission, or the CSRC, ~~in connection with offering and listing in an overseas market, and may be~~ (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, ~~as advised by our PRC legal counsel,~~ and (iii) have not been asked to obtain or were denied such permissions by ~~any PRC authority.~~ the CSRC or the CAC, and (iv) have not been required to apply for, nor have we been denied, any permission or approval from any other PRC government authority. As advised by our PRC legal counsel, we are not required to file an application for the cybersecurity review by CAC for our previous issuance of securities to foreign investors as of the date of this annual report because (i) we are not a critical information infrastructure operator, (ii) we collect less than one million users’ information through our internet platform in China—the amount of registered users are approximately 100,000 as of the filing date of this annual report, and (iii) our business does not affect national security. Thus, our PRC legal counsel does not expect that, as of the date of this annual report, we are required to file an application for the cybersecurity review by CAC. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “—Risks Related to Our Company and Our Industry—Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.” There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, it is uncertain that the PRC government authorities will ultimately take a view that is consistent with the opinion of our PRC counsel.

. . .

Item 5. Operating and Financial Review and Prospects, page 98

8.	We note your revised disclosure in response to comment 8 with respect to cash flows within your organization. Please include comparable disclosure in an appropriate place in Item 5 of your annual report.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 106:

B.       Liquidity and Capital Resources

. . .

Current PRC regulations restrict the variable interest entity and subsidiaries from paying dividends in the following two principal aspects: (i) the variable interest entity and subsidiaries in China are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations; and (ii) these entities are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain capital reserves until the cumulative total of the allocated reserves reaches 50% of registered capital, and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective boards of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, companies may not distribute the reserve funds as cash dividends except upon a liquidation of these subsidiaries. In addition, dividend payments from our PRC subsidiaries could be delayed as we may only distribute such dividends upon completion of annual statutory audits of the subsidiaries. As of December 31, 2021, such restricted portion was RMB65.9 million (US$10.4 million). We have not directed our PRC subsidiaries or variable interest entity to distribute any dividends to-date.

Securities and Exchange Commission
January 10, 2023

In 2020, 2021 and 2022, our Cayman Islands holding company transferred cash in the total amount of RMB0.1 million, nil and RMB    (US$      ) to our subsidiaries, respectively, and cash in the total amount of RMB0.3 million, nil and RMB    (US$       ) to the variable interest entity and its subsidiaries, respectively, through our offshore intermediate holding entities.

In 2020, 2021 and 2022, the consolidated variable interest entity and its subsidiaries transferred cash in the total amount of RMB310.8 million, RMB2.3 million and RMB    (US$       ) to our subsidiaries, respectively, and received cash from in the total amount of RMB359.7 million, RMB58.3 million and RMB    (US$       ) from our subsidiaries, respectively. The variable interest entity and its subsidiaries have received nil, RMB6.8 million and RMB    (US$       ) of service income from our subsidiaries in 2020, 2021 and 2022, respectively.

In 2020, 2021 and 2022, apart from the aforementioned amount and transactions between our subsidiaries in the ordinary course of business, no cash were transferred between us, our subsidiaries, the variable interest entity or its subsidiaries.

In 2020, 2021 and 2022, no assets other than cash were transferred between our Cayman Islands holding company and a subsidiary, a variable interest entity or its subsidiary, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors.

Pursuant to the Exclusive Technical Service Agreement between our wholly-owned PRC subsidiaries and the variable interest entity, the amount of service fee shall be calculated in such manner as determined by both the variable interest entity and our wholly-owned PRC subsidiaries from time to time based on the nature of service and paid monthly. Considering the future operating and cashflow needs of the variable interest entity, for the years ended December 31, 2020, 2021 and 2022, our wholly-owned PRC subsidiaries agreed not to charge any service fees from the variable interest entity. As a result, no payments were made by the variable interest entity under this agreement.

For details of the financial position, cash flows, and results of operations of our consolidated variable interest entities, see “—Financial Information Related to Our Consolidated Variable Interest Entity” and pages F-29 to F-32 of this annual report on Form 20-F.

Securities and Exchange Commission
January 10, 2023

General

9.	We note your revised disclosure in response to comment 2 with respect to the Introduction section. Please further revise, throughout your filing, to refrain from using terms such as “we” or “our” when describing activities or functions of the VIE, including on pages 5, 6, and 47.

In response to the Staff’s comment, the Company will make necessary revisions in future Form 20-Fs to refrain from using terms such as “we” or “our” when describing activities or functions of the consolidated variable interest entity. The Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response.

Page 5:

Permissions Required from the PRC Authorities for Our Operations

. . .

Furthermore, as advised by Grandall Law Firm, our PRC legal counsel, under current PRC laws, regulations and regulatory rules currently in effect, as of the date of this annual report, we, our PRC subsidiaries and the ~~our~~ consolidated variable interest entity ~~may be~~ (i) are not required to fulfill filing procedures and obtain approval from the China Securities Regulatory Commission, or the CSRC, ~~in connection with offering and listing in an overseas market, and may be~~ (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, ~~and~~ (iii) have not been asked to obtain or were denied such permissions by ~~any PRC authority.~~ the CSRC or the CAC, and (iv) have not been required to apply for, nor have we been denied, any permission or approval from any other PRC government authority. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. If we fail to obtain the relevant approval or complete other filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related ~~ing~~ to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “—Risks Related to Our Company and Our Industry—Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.”

Securities and Exchange Commission
January 10, 2023

Page 6:

Financial Information Related to Our Consolidated Variable Interest Entity

The following table presents the condensed consolidating schedule of financial position for the ~~our~~ consolidated variable interest entity and other entities as of the dates presented.

Page 47:

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Although currently substantially all of our revenue is generated from our subsidiaries outside of PRC, any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. After the middle of 2021, substantially all of our revenue is generated from our subsidiaries outside of PRC. However, any limitation on the ability of our PRC subsidiaries to make payments to us may still have a material adverse effect on our ability to conduct our business. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust their taxable income under the contractual arrangements they currently have in place with the ~~our~~ consolidated variable interest entity in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Our contractual arrangements with the variable interest entity may result in adverse tax consequences to us.”

Securities and Exchange Commission
January 10, 2023

10.	We note your response to prior comment 3 and reissue with regard to disclosure on pages 38, 40, 49, 51, 98, 128, and 129 which continues to refer to how you “control” certain business activities through a series of contractual arrangements with your VIE, Shanghai IT. Similarly, please revise this disclosure to refrain from implying that the contractual arrangements are equivalent to equity ownership in the business of the VIE and provide a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, please clarify that you are the primary beneficiary of the VIE for accounting purposes, as applicable.

In response to the Staff’s comment, the Company will make necessary revisions in future Form 20-Fs with respect to the Company’s ability “control” over the former VIEs to clarify it was the primary beneficiary of the former VIEs for accounting purposes. The Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response.

Page 3:

. . .

A series of contractual agreements, including loan agreements, exclusive purchase option agreements, exclusive technology consulting and services agreements or exclusive business cooperation agreements, intellectual property rights license agreement, equity pledge agreements, powers of attorney, business cooperation agreement and business operations agreements, have been entered into by and among our subsidiaries, the consolidated variable interest entity and their respective shareholders. Terms contained in each set of contractual arrangements with the consolidated variable interest entity and their respective shareholders are substantially similar. Despite the lack of legal majority ownership, we are able to direct the activities of and derive economic benefits from the consolidated variable interest entity and therefore our Cayman Island holding company is considered the primary beneficiary of ~~our consolidated affiliated entities~~ the consolidated variable interest entity for accounting purposes and consolidates ~~our consolidated affiliated entities~~ the variable interest entity and ~~their~~ its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat ~~our consolidated affiliated entities~~ the consolidated variable interest entity as a ~~our~~ consolidated entity ~~ies~~ under U.S. GAAP and we consolidate the financial results of ~~our consolidated affiliated entities~~ the consolidated variable interest entity in our consolidated financial statements in accordance with U.S. GAAP. Neither The9 Limited nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entity, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entity. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with The Variable Interest Entity,” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with Variable Interest Entity.”

. . .

Securities and Exchange Commission
January 10, 2023

Page 38:

Our current corporate structure and business operations may be affected by the Foreign Investment Law.

. . .

Uncertainties still exist in relation to interpretation and implementation of the FIL, especially with respect to, including, among other things, the nature of variable interest entity contractual arrangements and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. While FIL does not define contractual arrangements as a form of foreign investment explicitly, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our business operations conducted ~~control over the variable interest entity~~ through contractual arrangements with the consolidated variable interest entity will not be deemed as foreign investment in the future. Despite the lack of legal majority ownership, we are able to direct the activities of and derive economic benefits from the consolidated variable interest entity and therefore our Cayman Island holding company is considered the primary beneficiary of the consolidated variable interest entity for accounting purposes and consolidates the variable interest entity and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the consolidated variable interest entity as a consolidated entity under U.S. GAAP and we consolidate the financial results of the consolidated variable interest entity in our consolidated financial statements in accordance with U.S. GAAP. Neither The9 Limited nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entity, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entity. The Special Administrative Measures on Access of Foreign Investment (Negative List) (Edition 2020), or the 2020 Negative List, was jointly issued by the Ministry of Commerce, or the MOC, and the National Development and Reform Commission, or the NDRC, on June 23, 2020, which took effect on July 23, 2020, and the Special Administrative Measures on Access of Foreign Investment (Negative List) (Edition 2021), or the 2021 Negative List, was jointly issued by the MOC, and the NDRC, on December 27, 2021, which took effect on January 1, 2022. The 2020 Negative List and the 2021 Negative List stipulate the special administrative measures on access of foreign investment. Industries not listed in the 2020 Negative List and the 2021 Negative List are generally deemed as falling into categories of “encouraged” or “permitted” unless specifically restricted by other PRC laws. Our current business operations in China falls in the “prohibited” industry for foreign investment. However, even though FIL does not define contractual arrangements as a form of foreign investment explicitly, there can be no assurance that our contractual arrangements will be valid and legal at all times. In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, our contractual arrangements may be deemed as invalid and illegal, we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. In addition, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Securities and Exchange Commission
January 10, 2023

Page 40:

We rely on contractual arrangements for our operations and operating licenses in China, which may not be as effective ~~in providing operational control~~ as direct ownership.

Because the PRC government restricts our ownership of ICP, Internet culture operation and Internet publishing businesses in China, we primarily depend on Shanghai IT, in which we have no ownership interest, to operate our online game business and other ICP related businesses, and hold and maintain the requisite licenses. We have relied and expect to continue to rely on contractual arrangements to conduct business operations through contractual arrangements with ~~obtain effective control over~~ Shanghai IT. Such contractual arrangements may not be as effective as direct ownership ~~in providing us with control over Shanghai IT~~. From the legal perspective, if Shanghai IT fails to perform its obligations under the contractual arrangements, we may have to incur substantial costs and spend other resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages. For example, if the shareholders of Shanghai IT were to refuse to transfer their equity interests in Shanghai IT to us or our designee when we exercise the call option pursuant to the Call Option Agreement, or if such shareholders otherwise act in bad faith toward us, we may have to take legal action to compel it to fulfill their contractual obligations, which could be time consuming and costly. Despite the lack of legal majority ownership, we are able to direct the activities of and derive economic benefits from the consolidated variable interest entity and therefore our Cayman Island holding company is considered the primary beneficiary of the consolidated variable interest entity for accounting purposes and consolidates the variable interest entity and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the consolidated variable interest entity as a consolidated entity under U.S. GAAP and we consolidate the financial results of the consolidated variable interest entity in our consolidated financial statements in accordance with U.S. GAAP. Neither The9 Limited nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entity, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entity.

. . .

Page 49:

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries and the variable interest entity, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

. . .

Because we conduct business operations through contractual arrangement with ~~control~~ the consolidated variable interest entity through contractual arrangements, we are not able to make capital contribution to the variable interest entity and its subsidiaries; however, we may provide financial support to them by loans. Under relevant PRC laws and regulations, loans to the variable interest entity directly from the Cayman entity shall not exceed 200% of the net assets of the relevant variable interest entity, whereas loans from our PRC subsidiaries, subject to relevant PRC laws and regulations concerning foreign currency, are not subject to amount limitations. Even though Renminbi capital, foreign debt and repatriated funds raised through overseas listing may be used at the discretion of the foreign-invested enterprise pursuant to SAFE Circular 19 and SAFE Circular 16, it is still not clear whether our PRC subsidiaries, as foreign invested enterprises, are allowed to extend intercompany loans to the variable interest entity. Despite the lack of legal majority ownership, we are able to direct the activities of and derive economic benefits from the consolidated variable interest entity and therefore our Cayman Island holding company is considered the primary beneficiary of the consolidated variable interest entity for accounting purposes and consolidates the variable interest entity and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the consolidated variable interest entity as a consolidated entity under U.S. GAAP and we consolidate the financial results of the consolidated variable interest entity in our consolidated financial statements in accordance with U.S. GAAP. Neither The9 Limited nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entity, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entity.

. . .

Securities and Exchange Commission
January 10, 2023

Page 51:

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries, and we have gradually and significantly reduced our business operation through the variable interest entity in China. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign-owned enterprises. We entered into a series of contractual arrangements with the variable interest entity in PRC to conduct business operations ~~exercise effective control over these entities~~. Almost all of the agreements under those contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China for the past decades. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Despite the lack of legal majority ownership, we are able to direct the activities of and derive economic benefits from the consolidated variable interest entity and therefore our Cayman Island holding company is considered the primary beneficiary of the consolidated variable interest entity for accounting purposes and consolidates the variable interest entity and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the consolidated variable interest entity as a consolidated entity under U.S. GAAP and we consolidate the financial results of the consolidated variable interest entity in our consolidated financial statements in accordance with U.S. GAAP. Neither The9 Limited nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entity, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entity.

. . .

Page 98:

Contractual Arrangements with The Variable Interest Entity.

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services, and internet content provision services in particular, we currently conduct these activities through Shanghai IT, which we conduct business operations ~~effectively control~~ through a series of contractual arrangements. These contractual arrangements allow us to:

•	conduct business operations through contractual arrangements with ~~exercise effective control over~~ Shanghai IT;

•	receive substantially all of the economic benefits of Shanghai IT; and

•	have an exclusive option to purchase all or part of the equity interests in Shanghai IT when and to the extent permitted by PRC law.

~~As a result of these contractual arrangements, we have become the primary beneficiary of Shanghai IT, and we treat Shanghai IT as the variable interest entity under U.S. GAAP. We have consolidated the financial results of Shanghai IT in our consolidated financial statements in accordance with U.S. GAAP.~~ Despite the lack of legal majority ownership, we are able to direct the activities of and derive economic benefits from Shanghai IT and therefore our Cayman Island holding company is considered the primary beneficiary of Shanghai IT for accounting purposes and consolidates Shanghai IT and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat Shanghai IT as a consolidated entity under U.S. GAAP and we consolidate the financial results of Shanghai IT in our consolidated financial statements in accordance with U.S. GAAP. Neither The9 Limited nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, Shanghai IT, and the contractual arrangements are not equivalent to an equity ownership in the business of Shanghai IT.

Securities and Exchange Commission
January 10, 2023

Page 128:

B.       Related Party Transactions

Arrangements with Variable Interest Entity

. . .

We have obtained the exclusive right to benefit from Shanghai IT’s licenses and approvals. In addition, through a series of contractual arrangements with Shanghai IT and its shareholders, we are able to direct and conduct business ~~control the~~ operations through contractual arrangements with ~~and management of~~ Shanghai IT. We believe that the individual shareholders of Shanghai IT will not receive material personal benefits from these agreements except as shareholders or employees of The9 Limited. Despite the lack of legal majority ownership, we are able to direct the activities of and derive economic benefits from the consolidated variable interest entity and therefore our Cayman Island holding company is considered the primary beneficiary of the consolidated variable interest entity for accounting purposes and consolidates the variable interest entity and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the consolidated variable interest entity as a consolidated entity under U.S. GAAP and we consolidate the financial results of the consolidated variable interest entity in our consolidated financial statements in accordance with U.S. GAAP. Neither The9 Limited nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entity, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entity.

. . .

Page 129:

Equity Pledge Agreements. To secure the full performance by Shanghai IT or its shareholders of their respective obligations under the Shareholder Voting Proxy Agreement, the Call Option Agreement and the Loan Agreement, the shareholders of Shanghai IT have pledged all of their equity interests in Shanghai IT in favor of us under two equity pledge agreements. In addition, the dividend distributions to the shareholders of Shanghai IT, if any, will be deposited in an escrow account over which we have exclusive control. The pledge shall remain effective until all obligations under such agreements have been fully performed. The ~~shareholder has~~ shareholders have the obligation to maintain ownership and conduct business operations with ~~effective control over~~ the pledged equity. Under no circumstances, without our prior written consent, may ~~the~~ any shareholder transfer or otherwise encumber any equity interests in Shanghai IT. If any event of default as provided for therein occurs, Shanghai Hui Ling, as the pledgee, will be entitled to dispose of the pledged equity interests through transfer or assignment and use the proceeds to repay the loans or make other payments due under the above loan agreement up to the loan amounts. Each of the shareholders of Shanghai IT has registered the pledge of its equity interests with the relevant local administration for market regulation pursuant to the PRC Property Rights Law. In the event of a breach of any term in the above agreements by either Shanghai IT or its shareholders, we will be entitled to enforce our pledge rights over such pledged equity interests to compensate for any and all losses suffered from such breach.

*         *         *

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 21 6108-6080 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193-8210 or haiping.li@skadden.com. Thank you very much.

Very truly yours,

/s/ George Lai
George Lai
Chief Financial Officer

cc:	Jun Zhu, Chairman of the Board of Directors and Chief Executive Officer, The9 Limited Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP Mei Siu, Partner, RBSM LLP